UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Karat Packaging Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Common Stock - 48563L101

(CUSIP Number)

Marvin Cheng

Karat Packaging Inc.

6185 Kimball Avenue
Chino, CA 91708

(626) 965-8882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2023

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 48563L101	Page 2 of 5

1.	NAMES OF REPORTING PERSONS Marvin Cheng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	6,099,727 shares of Common Stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	6,099,727 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,099,727 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.66% of Common Stock(1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 19,893,846 shares of the Issuer’s Common Stock outstanding as of September 7, 2023.

CUSIP Nos. 48563L101	Page 3 of 5

Item 1. Security and Issuer.

This Amendment No. 2 (the “Amendment”) amends and supplements the statements on Schedule 13D filed on October 6, 2021, as previously amended (the “Schedule 13D”) by Marvin Cheng (the “Reporting Person”) relating to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Karat Packaging Inc., a Delaware corporation (the “Issuer”), with the principal executive offices located at 6185 Kimball Avenue Chino, CA 91708. Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

This Amendment is being filed solely for the purpose of amending the Reporting Person’s percentage ownership of the Issuer’s Common Stock following the completion of an underwritten secondary offering by the Issuer on September 12, 2023, pursuant to which the Reporting Person sold 650,000 shares of Common Stock (the “Offering”).

Item 4. Purpose of Transaction.

This Amendment supplements Item 4(a) as follows:

Underwriting Agreement

On September 7, 2023, in connection with the Offering, the Reporting Person entered into an underwriting agreement (the “Underwriting Agreement”) with Lake Street Capital Markets, LLC (the “Underwriter”) and the Issuer, pursuant to which the Reporting Person agreed to sell 500,000 shares of the Common Stock at an offering price of $21.00 per share (or $20.265 net of underwriting discounts). In addition, the Reporting Person granted the Underwriter a 30-day option to purchase an additional 150,000 shares of Common Stock. The Reporting Person completed the Offering on September 12, 2023.

Lock-up Agreement

In connection with the Offering, the Reporting Person agreed with the Underwriter, subject to specified exceptions, not to, and not to cause its direct or indirect affiliates to, offer, pledge or sell or otherwise transfer any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock, for a period of 120 days after September 7, 2023, except with the prior written consent of the Underwriter (the “Lock-up Agreement”).

References to and descriptions of the Underwriting Agreement and Lock-up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which has been filed as an exhibit hereto and incorporated by reference herein.

CUSIP Nos. 48563L101	Page 4 of 5

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a)	The Reporting Person is the beneficial owner of 6,099,727 shares of Common Stock, representing 30.66% of the Issuer’s issued and outstanding shares of Common Stock. The percentage of beneficial ownership is based upon 19,893,846 shares of Common Stock outstanding as of September 7, 2023.

(b)	Mr. Cheng has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the 6,099,727 shares of the Issuer’s shares of Common Stock owned directly by him. (See Rows 7-10 of page 2 herein.)

(c)	Please see Item 3 above for the description of the transactions relative to the shares disposed by the Reporting Person.

(d)	The Reporting Person knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Underwriting Agreement dated September 7, 2023, among the Company, the Selling Stockholders and Lake Street Capital Markets, LLC, as the underwriter (incorporated by reference to Exhibit 1.1 of the Issuer's Current Report on Form 8-K filed on September 12, 2023).
2	Form of Lock-Up Agreement (incorporated by reference to Exhibit A of the Underwriting Agreement filed as Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed on September 12, 2023).

CUSIP Nos. 48563L101	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2023	By:	/s/ Marvin Cheng
Marvin Cheng